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September 19, 2008

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention:  Mr. Kevin Rupert

Re:      Oak Associates Funds (File No. 811-08549)

Mr. Rupert:

This letter is in response to comments given by you to John Ford of Pepper Hamilton LLP, counsel to the Oak Associates Funds (the "Trust") in a telephone conversation on August 22, 2008. The comments provided relate to the October 31, 2007 annual report filed on Form N-CSR (the "Report").

In connection with the responses below, we acknowledge that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report. Staff comments or changes to disclosure in the Report in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Report. Furthermore, the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments to John Ford below, followed by our response.

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SEC Comment 1

On the EDGAR submission header for the N-CSR filing, the "period of report" references the period ended April 30, 2007. The "period of report" should be October 31, 2007.

SEI Response to Comment 1
We acknowledge the mistake and we have modified our Disclosure Controls to incorporate a verification of the "period of report" on the EDGAR submission header for all filings. In order to correct the "period of report" related to the N-CSR filing as of October 31, 2007, Eric Kleinschmidt, the Trust's CFO, has submitted a request via EDGAR Correspondence on September 19, 2008 to request that the correction is made in EDGAR..
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SEC Comment 2

On page 17 and 19 of the Report (the financial highlights), the portfolio turnover should be disclosed as a whole percentage.

SEI Response to Comment 2
We agree, and beginning with the annual report dated October 31, 2008, the portfolio turnover rate will be disclosed as a whole percentage and each of the prior periods disclosed will be adjusted to reflect this change.

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SEC Comment 3

Please confirm that the fee waivers as disclosed in the statement of operations on pages 40 and 41 were actually made by the Adviser, and do not include custody offsets, directed brokerage or other indirect means.

SEI Response to Comment 3
We confirm that the amounts reported on the statement of operations as fees waived by the Adviser represent actual fees waived by the Adviser during the year ended October 31, 2007 and that such amounts do not include any expense offsets.
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Please contact Eric Kleinschmidt at (610) 676-3426 if you have any questions or comments.



Very truly yours,

/s/ Eric Kleinschmidt
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Eric Kleinschmidt
Chief Financial Officer


cc:       Leslie Manna
          Sandra Noll
          John Ford
          James F. Volk